Exhibit (a)(1)

Offer to Purchase for Cash

Up to 15,000,000 Shares of Common Stock

of

METRO-GOLDWYN-MAYER INC.

at

$16.00 Net Per Share

by

TRACINDA CORPORATION

and

KIRK KERKORIAN

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,  ON THURSDAY, OCTOBER 2, 2003, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 12 OF THIS OFFER TO PURCHASE, “CONDITIONS TO THE OFFER.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Any stockholder desiring to tender all or any portion of that stockholder’s shares should either (1) complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions to the letter of transmittal, have that stockholder’s signature thereon guaranteed if instruction 1 to the letter of transmittal so requires, mail or deliver the letter of transmittal, or facsimile, or, in the case of a book-entry transfer effected by the procedure set forth in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares,” an agent’s message (as defined therein), and any other required documents to the depositary and either deliver the certificates for those shares to the depositary along with the letter of transmittal, or facsimile, or deliver those shares in accordance with the procedure for book-entry transfer set forth in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares” or (2) request that stockholder’s bank, broker, dealer, trust company or other nominee to effect the transaction for that stockholder. A stockholder having shares registered in the name of a bank, broker, dealer, trust company or other nominee must contact that person if that stockholder desires to tender those shares.

If a stockholder desires to tender shares and that stockholder’s certificates for shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the expiration date (as defined herein), that stockholder’s tender may be effected by following the procedure for guaranteed delivery set forth in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares.”

Questions and requests for assistance or for additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to D.F. King & Co., Inc., the information agent, at the address and telephone number on the back cover of this Offer to Purchase.

THE INFORMATION AGENT FOR THIS OFFER IS:

D.F. KING & CO., INC.

August 21, 2003

SUMMARY TERM SHEET

Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, and Kirk Kerkorian are severally offering to purchase up to a total of 15,000,000 shares of common stock of Metro-Goldwyn-Mayer Inc. for $16.00 per share in cash. Our offer is subject to the terms and conditions set forth in this offering document and in the related letter of transmittal. Tracinda Corporation and Mr. Kerkorian are referred to as “we,” “our” or “us.” We refer to the shares of common stock of Metro-Goldwyn-Mayer Inc. as “shares.” Under the terms of our offer, Tracinda Corporation will be severally obligated to purchase up to 5,000,000 shares and Kirk Kerkorian will be severally obligated to purchase up to 10,000,000 shares. We reserve the right to reallocate between us the shares to be purchased pursuant to our offer, although any reallocation will not affect each of our obligations to purchase the number of shares described in the previous sentence. The following summary highlights selected information from this offering document. We urge you to read the remainder of this offering document and the accompanying letter of transmittal carefully, because the information in the summary is not complete and the remainder of this offering document and the letter of transmittal contain additional important information.

Who is offering to buy my shares?

Our names are Tracinda Corporation and Kirk Kerkorian. Tracinda Corporation is a privately held Nevada corporation whose principal business is buying, selling and holding selected equity securities. Kirk Kerkorian is the sole stockholder of Tracinda Corporation and has served as its Chief Executive Officer, President and sole director for more than the past five years. Kirk Kerkorian has also been a director of Metro-Goldwyn-Mayer Inc. since October 1996. See Section 9 of this Offer to Purchase, “Information Concerning the Purchasers and Their Affiliates.”

Together, we own approximately 67% of the outstanding shares. Some of these shares are held by 250 Rodeo, Inc., a corporation wholly owned by us. Neither we nor 250 Rodeo, Inc. will tender any shares in our offer. If we purchase 15,000,000 shares in our offer, our combined ownership will increase to approximately 73% of the outstanding shares.

What shares are you seeking in the offer?

We are offering to purchase up to 15,000,000 shares. See “Introduction” and Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

What happens if stockholders tender more than you are willing to buy?

If stockholders tender more than the number of shares that we are willing to buy, we will purchase shares on a pro-rata basis. This means that we will purchase from you a number of shares calculated by multiplying the number of shares you properly tendered by a proration factor. The proration factor will equal 15,000,000 divided by the total number of shares properly tendered by all stockholders. For example, if 30,000,000 shares are tendered, we will purchase 50% of the number of shares that you tender. We will make adjustments to avoid purchases of fractional shares. For information about the terms of our offer, see Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

If you prorate, when will I know how many shares will actually be purchased?

If proration of tendered shares is required, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration date. This is because we will not know the precise number of shares properly tendered until all supporting documentation for those tenders are reviewed and guaranteed deliveries are made. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain this preliminary information from the information agent at its telephone number set forth on the back cover of this offering document.

How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

We are offering to pay you $16.00 per share in cash. Any payment is subject to applicable withholding of United States federal, state and local taxes. If you are the record owner of your shares and you tender your shares to us in our offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See “Introduction” and Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

Do you have the financial resources to make payment?

Yes. Tracinda Corporation intends to use borrowings under its existing credit facility to fund its acquisition of up to 5,000,000 shares. Kirk Kerkorian intends to use cash on hand to fund the acquisition of up to 10,000,000 shares. See Section 10 of this Offer to Purchase, “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender shares in our offer because:

•	our offer is being made for up to 15,000,000 shares, solely for cash;

•	our offer is not subject to any financing condition; and

•	we each have available funds in an amount that is more than sufficient to pay each of our proportionate share of the purchase price for the 15,000,000 shares.

Why are you making the offer?

We are making our offer because we believe that recent trading prices of the shares do not reflect the full value of Metro-Goldwyn-Mayer Inc. and that the shares represent an attractive investment. Our offer demonstrates our confidence in Metro-Goldwyn-Mayer Inc. and our commitment to its future. See Section 11 of this Offer to Purchase, “Background and Purpose of the Offer; Plans for MGM.”

How long do I have to decide whether to tender in the offer?

You will have at least until 5:00 p.m., New York City time, on October 2, 2003, to decide whether to tender your shares in our offer. If you cannot deliver everything that we require in order to make a proper tender by that time, you may be able to use a guaranteed delivery procedure. The procedure is discussed in Sections 1 and 2 of this Offer to Purchase, “Terms of the Offer; Proration” and “Procedure for Tendering Shares—Guaranteed Delivery.”

Can the offer be extended and under what circumstances?

We may elect to extend our offer from time to time if, at the then scheduled expiration date of our offer, any of the conditions to our offer are not satisfied. We will also extend our offer if the rules of the Securities and Exchange Commission require us to do so. See Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

How will I be notified if the offer is extended?

If we extend our offer, we will make a public announcement of the extension. The announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was scheduled to expire. See Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

What are the most important conditions to the offer?

We are not obligated to buy any shares in our offer if various events occur, including:

•	any change or prospective change in the affairs of Metro-Goldwyn-Mayer Inc. that has had or may have a materially adverse effect on Metro-Goldwyn-Mayer Inc. or us;

•	the existence of litigation that adversely affects our offer or our ability to exercise ownership rights with respect to the shares;

•	the existence of any law limiting our ability to consummate the offer;

•	a general suspension of trading on any national securities exchange in the United States;

•	any event that might adversely affect the extension of credit by banks or other financial institutions;

•	a material change in United States currency exchange rates; or

•	the commencement of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States.

Our offer is also subject to a number of other conditions. See Section 12 of this Offer to Purchase, “Conditions to the Offer.”

How do I tender my shares?

To tender shares, you must generally deliver various documents to Mellon Investor Services LLC, the depositary for our offer, prior to the expiration of our offer. These documents include the certificates representing your shares and a completed letter of transmittal. If your shares are held through a bank, broker, dealer, trust company or other nominee, the shares can be tendered only by that bank, broker, dealer, trust company or other nominee. If you cannot deliver a required item to the depositary by the expiration of our offer, you may get a little extra time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the depositary will receive the missing items within a period of three New York Stock Exchange trading days. The depositary must receive the missing items within that period for the tender to be valid. See Section 2 of this Offer to Purchase, “Procedure for Tendering Shares.”

Until what time can I withdraw previously tendered shares?

You can withdraw shares at any time prior to the expiration date of our offer. See Sections 1 and 3 of this Offer to Purchase, “Terms of the Offer; Proration” and “Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. See Sections 1 and 3 of this Offer to Purchase, “Terms of the Offer; Proration” and “Withdrawal Rights.”

If I decide not to tender, how will the offer affect me?

If you decide not to tender your shares, you will still own the same amount of shares, and Metro-Goldwyn-Mayer Inc. will still be a public company listed on the New York Stock Exchange. However, the purchase of shares in the offer may reduce the number of holders of shares and will reduce the number of shares that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining shares the public holds. See Section 7 of this Offer to Purchase, “Effect of the Offer on the Market for the Shares.”

Do I have appraisal or dissenter’s rights?

There are no appraisal or dissenter’s rights available in connection with our offer.

What does the board of directors of Metro-Goldwyn-Mayer Inc. think of the offer?

Metro-Goldwyn-Mayer Inc. has informed us that it will not make any comment concerning our offer until its board of directors has completed its review of our offer.

What is the market value of my shares as of a recent date?

On July 28, 2003, the last trading day before we announced our intention to make our offer, the last sale price of the shares reported by the New York Stock Exchange was $12.70 per share. On August 20, 2003, the last trading day before we commenced our offer, the last sale price of the shares was $14.27 per share. We advise you to obtain a recent price quotation for shares in deciding whether to tender your shares. See Section 6 of this Offer to Purchase, “Price Range of the Shares; Dividends.”

What are the U.S. federal income tax consequences of tendering shares in the offer?

Your receipt of cash for shares properly tendered in our offer will be a taxable transaction for U.S. federal income tax purposes. Generally, you will recognize gain or loss in an amount equal to the difference between the cash that you receive in our offer and your adjusted tax basis in the shares that you surrender in our offer. That gain or loss will be a capital gain or loss if the shares are capital assets in your hands and if you meet certain additional requirements. Any capital gain or loss will be long-term capital gain or loss if you have held the shares for more than one year at the time our offer is completed. The tax consequences of the Offer to you may vary depending on your particular circumstances. For a summary of the federal income tax consequences of our offer, see Section 5 of this Offer to Purchase, “U.S. Federal Income Tax Consequences.” We recommend that you consult with your tax advisor.

Who can I talk to if I have questions about the offer?

You may call D.F. King & Co. Inc., which is acting as the information agent for our offer. Banks and brokers may call collect at (212) 269-5550. All others may call toll free at (800) 714-3313. See the back cover of this offering document.

To the Holders of Common Stock of Metro-Goldwyn-Mayer Inc.:

INTRODUCTION

Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian (“Tracinda”), and Kirk Kerkorian (“Mr. Kerkorian” and together with Tracinda, the “Purchasers” and also referred to in this Offer to Purchase as “we,” “our” or “us”) hereby severally offer to purchase in the aggregate up to 15,000,000 of the outstanding shares of common stock, par value $.01 per share (the “shares”), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (“MGM” or “the Company”), at a purchase price of $16.00 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Under the terms of the Offer, Tracinda will be severally obligated to purchase up to 5,000,000 shares accepted for payment under the Offer, and Mr. Kerkorian will be severally obligated to purchase up to 10,000,000 shares accepted for payment under the Offer. We reserve the right to reallocate between us the shares to be purchased pursuant to the Offer, although any reallocation will not affect each of our obligations to purchase the number of shares described in the previous sentence. In this Offer to Purchase, references to sections are to sections hereof unless otherwise indicated.

Tendering stockholders whose shares are registered in their own names and who tender directly to Mellon Investor Services LLC, the depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in instruction 6 to the letter of transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. We will pay all fees and expenses of Mellon Investor Services LLC, which is acting as the depositary for the Offer, and D.F. King & Co., Inc., which is acting as the information agent for the Offer, that are attributable to the Offer. See Section 15 of this Offer to Purchase, “Fees and Expenses.”

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OBLIGATION TO ACCEPT, AND PAY FOR, SHARES VALIDLY TENDERED PURSUANT TO THE OFFER IS CONDITIONED UPON SATISFACTION OR WAIVER OF THE CONDITIONS SET FORTH IN SECTION 12 OF THIS OFFER TO PURCHASE, “CONDITIONS TO THE OFFER.”

The Offer has not been reviewed by the Board of Directors or management of MGM. The MGM Board of Directors is required by law to communicate its views regarding the Offer to the MGM stockholders within ten business days from the date the Offer is commenced. MGM has informed us that it will not make any comment concerning the Offer until its Board of Directors has completed its review following commencement of the Offer.

MGM has informed us that, as of August 20, 2003, 244,893,911 shares were outstanding.

Section 5 of this Offer to Purchase, “U.S. Federal Income Tax Consequences,” describes various United States federal income tax consequences of a sale of shares under the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION REGARDING THE OFFER.

THE TENDER OFFER

SECTION 1.    TERMS OF THE OFFER; PRORATION

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will purchase up to 15,000,000 shares in the aggregate that are validly tendered prior to the expiration date (as hereinafter defined) and not withdrawn in accordance with Section 3 of this Offer to Purchase, “Withdrawal Rights,” at a price of $16.00 per share, net to the seller in cash. Tracinda will be severally obligated to purchase up to 5,000,000 shares, and Mr. Kerkorian will be severally obligated to purchase up to 10,000,000 shares. If fewer than 15,000,000 shares are tendered by MGM stockholders and accepted for payment under the Offer, Mr. Kerkorian will be severally obligated to purchase two-thirds of the tendered shares, and Tracinda will be severally obligated to purchase one-third of the tendered shares. The term “expiration date” means 5:00 p.m., New York City time, on October 2, 2003, unless and until we, in our sole discretion, shall have extended the period of time during which the Offer is open, in which event the term “expiration date” will mean the latest time and date on which the Offer, as so extended by us, will expire. For purposes of this Offer, the term “business day” means any day other than Saturday, Sunday or any U.S. federal holiday consisting of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

We reserve the right (i) to reallocate between us the proportion of the shares tendered to be purchased by each of us, and/or (ii) to increase or decrease the number of shares we are seeking in the Offer, subject to applicable laws and regulations as described below. Any reallocation of shares between us will not affect each of our obligations to purchase the number of shares set forth in the previous paragraph.

If more than 15,000,000 shares are validly tendered prior to the expiration date, and not withdrawn, we will, upon the terms and subject to the conditions of the Offer, purchase 15,000,000 shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not withdrawn (the “proration period”). If proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange (the “NYSE”) trading days after the expiration date and proration period. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain such preliminary information from the information agent at its telephone number on the back cover of this Offer to Purchase. All shares not accepted for payment due to an oversubscription will be returned to the stockholder or, in the case of tendered shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, in each case, in accordance with the procedure described in Section 4 of this Offer to Purchase, “Acceptance for Payment and Payment.”

Subject to the terms of the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), we reserve the right, but will not be obligated at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 12 of this Offer to Purchase, “Conditions to the Offer,” shall have occurred, to:

•	extend the Offer beyond the then scheduled expiration date, and thereby delay acceptance for payment of and payment for any shares, by giving oral or written notice of that extension to the depositary; and

•	amend the Offer in any other respect by giving oral or written notice of that amendment to the depositary.

UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

There can be no assurance that we will exercise our right to extend the Offer.

If by 5:00 p.m., New York City time, on Thursday, October 2, 2003 (or any date or time then set as the expiration date), any or all of the conditions to the Offer has or have not been satisfied or waived, we reserve the right (but shall not be obligated except as described in this Section 1), subject to the applicable rules and regulations of the SEC: (i) to terminate the Offer and not accept for payment or pay for any shares and return all tendered shares to tendering stockholders; (ii) to waive all the unsatisfied conditions and accept for payment and pay for all shares validly tendered prior to the expiration date and not theretofore withdrawn; (iii) to extend the Offer and, subject to the right of stockholders to withdraw shares until the expiration date, retain the shares that have been tendered during the period or periods for which the Offer is extended; or (iv) to amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. In the case of an extension, Rule 14e-l(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If we extend the Offer, we are delayed in accepting for payment or paying for shares, or we are unable to accept for payment or pay for shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the depositary may, on our behalf, retain all shares tendered. Such tendered shares may not be withdrawn except as provided in Section 3 of this Offer to Purchase, “Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for shares is subject to applicable law, which requires that we pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the Offer, or if we waive a material condition to the Offer, we will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in its terms or the information concerning it, other than a change in price or the percentage of securities sought, will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum period of ten business days from the date of the change is required to allow for adequate dissemination to stockholders.

If we decide, in our sole discretion, to increase or decrease the consideration offered in the Offer or to change the percentage of shares we are seeking in the Offer, and if, at the time that notice of any such changes is first published, sent or given to holders of shares, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days. If, however, we increase the number of shares we are seeking under the Offer by not more than two percent of the outstanding shares, then pursuant to Rule 14e-1(b) under the Exchange Act, we would not be required to extend the expiration date of the Offer.

MGM has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of shares. We will mail this Offer to Purchase, the related letter of transmittal and other relevant materials to record holders of shares, and we will furnish those materials to banks, brokers, dealers, trust companies and similar persons whose names, or the names of whose nominees, appear on MGM’s stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares.

SECTION 2.    PROCEDURE FOR TENDERING SHARES

Valid Tender.    For a stockholder validly to tender shares under the Offer (i) the depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the expiration date:

•	a letter of transmittal, or a facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (see “—Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “—Book-Entry Transfer” below); or

(ii) the tendering stockholder must, before the expiration date, comply with the guaranteed delivery procedures we describe below.

The valid tender of shares by you by one of the procedures described in this Section 2 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

Book-Entry Transfer.    For purposes of the Offer, the depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the depositary’s account at the book-entry transfer facility, the letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES WILL NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against that participant.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF YOU PLAN TO MAKE DELIVERY BY MAIL, WE RECOMMEND THAT YOU DELIVER BY REGISTERED MAIL

WITH RETURN RECEIPT REQUESTED AND OBTAIN PROPER INSURANCE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Signature Guarantees.    No signature guarantee will be required on a letter of transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs that letter of transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on that letter of transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any letter of transmittal for shares tendered thereby must be guaranteed by an eligible institution. See instructions 1 and 5 to the letter of transmittal. If the certificates for shares are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See instructions 1 and 5 to the letter of transmittal.

Guaranteed Delivery.    If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the depositary prior to the expiration date, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form we provide, is received by the depositary, as provided below, prior to the expiration date; and

•	the depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that notice of guaranteed delivery, either: (i) the certificates representing the shares being tendered together with (1) a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) in the case of any book-entry transfer of the shares being tendered which is effected in accordance with the book-entry transfer procedures we describe above under “—Book-Entry Transfer” within the same three-trading day period (1) either a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, (2) a book-entry confirmation relating to that transfer and (3) all other required documents.

For these purposes, a “trading day” is any day on which the NYSE is open for business.

A notice of guaranteed delivery must be delivered to the depositary by hand, facsimile transmission or mail and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery that is to be delivered to the depositary.

Other Requirements.    Notwithstanding any other provision hereof, payment for shares accepted for payment under the Offer will in all cases be made only after timely receipt by the depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an agent’s message in lieu of a letter of transmittal; and

•	any other documents the letter of transmittal requires.

Accordingly, tendering stockholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares are actually received by the depositary.

UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES WE PURCHASE IN THE OFFER, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN MAKING THAT PAYMENT.

Appointment.    By executing a letter of transmittal, or a facsimile thereof, or, in the case of a book-entry transfer, by delivery of an agent’s message in lieu of a letter of transmittal, you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner the letter of transmittal sets forth, each with full power of substitution, to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us and with respect to any and all other shares and other securities or rights issued or issuable in respect of such shares on or after the date of this Offer to Purchase. All these proxies will be considered coupled with an interest in the tendered shares and additional securities attributable thereto. This appointment will be effective when, and only to the extent that, we accept for payment shares tendered by you as provided herein. On that appointment, all prior powers of attorney, proxies and consents you have given with respect to the shares tendered by you and accepted for payment by us and all additional securities attributable thereto will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by you or on your behalf (and, if given, will not be effective). Our designees will thereby be empowered to exercise all your voting and other rights with respect to those shares and additional securities attributable thereto in respect of any annual, special or adjourned meeting of MGM’s stockholders, actions by written consent without any such meeting or otherwise, as our designees in their sole discretion deem proper. We reserve the right to require that, in order for shares to be deemed validly tendered, we must be able, immediately on our acceptance for payment of those shares, to exercise full voting, consent and other rights with respect to those shares and the additional securities attributable thereto, including voting at any meeting of stockholders or acting by written consent without such a meeting.

Tendering Stockholder’s Representation and Warranty; Company’s Acceptance Constitutes an Agreement.    It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the expiration date such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.    We will decide, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and each such decision will be final and binding. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of, or payment for, shares which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Backup U.S. Federal Income Tax Withholding.    Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to “backup withholding” at a rate of 28%, unless a stockholder that holds shares:

•	provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and any other required information; or

•	is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup U.S. federal income tax withholding on cash payable under the Offer, each stockholder should provide the depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service Form W-9 included in the letter of transmittal. Noncorporate foreign stockholders should complete and sign the appropriate Internal Revenue Service Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the depositary, in order to avoid backup withholding. See instruction 9 to the letter of transmittal.

Lost Certificates.    If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the depositary at the toll-free number (800) 270-3449. The depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

WE WILL DECIDE, IN OUR SOLE DISCRETION, ALL QUESTIONS AS TO THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES, AND EACH SUCH DECISION WILL BE FINAL AND BINDING ON ALL PARTIES.

SECTION 3.    WITHDRAWAL RIGHTS

Except as this Section 3 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the expiration date and you may also withdraw your previously tendered shares at any time after November 13, 2003, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the expiration date by again following one of the procedures described in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares.”

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 4.    ACCEPTANCE FOR PAYMENT AND PAYMENT

On the terms of and subject to the conditions to the Offer, including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment, we will accept for payment and will pay promptly after the expiration date for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase, “Withdrawal Rights,” up to a maximum of 15,000,000 shares. We will decide, in our sole discretion, all questions as to the satisfaction of those terms and conditions, and each such decision will be final and binding. See Sections 1 and 12 of this Offer to Purchase, “Terms of the Offer; Proration” and “Conditions to the Offer.” We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for shares in order to comply in whole or in part with any applicable law. We will effect any such delays in compliance with Exchange Act Rule 14e-1(c), which relates to the obligation of a bidder to pay for or return tendered securities promptly after the termination or withdrawal of its offer.

In all cases, we will pay for shares we have accepted for payment under the Offer only after timely receipt by the depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a letter of transmittal, or a facsimile thereof, properly completed and executed with any required signatures thereon or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents the letter of transmittal requires.

Accordingly, tendering stockholders may be paid at different times depending on when certificates for shares or book-entry confirmations respecting shares are actually received by the depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, shares properly tendered to us and not withdrawn, if and when we give oral or written notice to the depositary of our acceptance for payment of those shares. On the terms of and subject to the conditions to the Offer, we will pay for shares we have accepted for payment under the Offer by depositing the purchase price therefor with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders whose shares we have accepted for payment.

UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR THOSE SHARES. If we are delayed in our acceptance for payment of, or payment for, shares or we are unable to accept for payment, or pay for, shares under the Offer for any reason, then, without prejudice to our rights under the Offer, but subject to our compliance with Exchange Act Rule 14e-1(c), the depositary nevertheless may retain tendered shares on our behalf and those shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, the withdrawal rights described in Section 3 of this Offer to Purchase, “Withdrawal Rights.”

If we do not purchase any tendered shares under the Offer for any reason, then, as promptly as practicable following the expiration or termination of the Offer and at no expense to tendering stockholders:

•	the depositary will return certificates it has received respecting tendered shares to the person who delivered those certificates to the depositary; and

•	in the case of tendered shares delivered by book-entry transfer into the depositary’s account at the book-entry transfer facility in accordance with the procedures described in Section 2 of this Offer to Purchase, “Procedure for Tendering Shares,” those shares will be credited to the account at the book-entry transfer facility from which that transfer had been previously made.

SECTION 5.    U.S. FEDERAL INCOME TAX CONSEQUENCES

Taxable Transaction.    Your receipt of cash for shares in our transaction will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and also may be a taxable transaction under applicable state, local or foreign income or other tax laws.

Generally, for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash you receive in the Offer and your adjusted tax basis in the shares for which you received that cash. Gain or loss will be calculated separately for each block of shares tendered and purchased under the Offer.

If you hold shares as capital assets, the gain or loss you recognize will be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year. If you are an individual, long-term capital gains will be eligible for a maximum federal income tax rate of 15%. Under present law, the ability to use capital losses to offset ordinary income is limited. You should consult your tax advisor in this regard.

The foregoing discussion may not be applicable with respect to (1) shares received on the exercise of employee stock options or otherwise as compensation or (2) holders of shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations, employee benefit plans and financial institutions. In addition, the foregoing discussion may not apply to a holder of shares in light of individual circumstances, such as holding shares as a hedge or as part of a straddle or a hedging, constructive sale, integrated or other risk-reduction transaction. We base this discussion on present law, which is subject to change, possibly with retroactive effect.

THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF. WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX

CONSEQUENCES OF THE OFFER TO YOU, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND OF STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

Backup Withholding.    Some non-corporate stockholders may be subject to backup withholding at a 28% rate on cash payments they receive under the Offer unless certain information is provided to the depositary or an exemption applies. See Section 2 of this Offer to Purchase, “Procedure for Tendering Shares.”

SECTION 6.    PRICE RANGE OF THE SHARES; DIVIDENDS

Price range of the shares.    The shares are traded on the NYSE under the symbol “MGM.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the NYSE based on published financial sources.

	High	Low
Year Ended December 31, 2001:
First Quarter	$22.09	$15.00
Second Quarter	$23.37	$15.76
Third Quarter	$23.10	$13.19
Fourth Quarter	$21.97	$15.59

Year Ended December 31, 2002:
First Quarter	$23.25	$16.00
Second Quarter	$16.90	$11.15
Third Quarter	$12.50	$9.00
Fourth Quarter	$15.19	$10.65

Year Ended December 31, 2003:
First Quarter	$14.23	$9.11
Second Quarter	$12.75	$10.26
Third Quarter (through August 20, 2003)	$14.30	$11.65

On July 28, 2003, which was the last full trading day before our intention to make the Offer was announced, the last reported sales price of the shares reported by the NYSE was $12.70. On August 20, 2003, which was the last full trading day before commencement of the Offer, the last reported sales price of the shares reported by the NYSE was $14.27 per share. We urge stockholders to obtain a current market price for the shares.

Dividends.    According to MGM’s periodic reports filed with the SEC under the Exchange Act, MGM has never paid any dividends on the shares.

SECTION 7.    EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES

Market for the shares.    Our purchase of shares under the Offer may reduce the number of holders of shares and will reduce the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares the public holds.

Historically, as a result of MGM’s relatively small public float, the shares have been less liquid than the common stock of companies with broader public ownership and the trading prices for the shares have been more volatile. Among other things, trading of a relatively small volume of the shares may have a greater impact on trading prices than would be the case if MGM’s public float were larger. Such effects may be magnified after consummation of the Offer.

The shares are currently registered under the Exchange Act. Such registration may be terminated pursuant to Section 12(g)(4) of the Exchange Act upon application of MGM to the SEC if the shares are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the shares. In addition, the continued listing of the shares on the NYSE is subject to compliance with the listing requirements of the NYSE.

There will continue to be at least approximately 66,000,000 publicly traded shares outstanding following completion of the Offer and we do not believe that the Offer would cause the shares to be held by less than 300 record holders or adversely affect the continued listing of the shares on the NYSE.

SECTION 8.    INFORMATION CONCERNING MGM

General.    MGM is a premier global entertainment content company. MGM is a Delaware corporation. Its executive offices are located at 10250 Constellation Boulevard, Los Angeles, California 90067 and its telephone number at that address is (310) 449-3000.

Available Information.    MGM is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. MGM must disclose in its proxy statements distributed to MGM’s stockholders and filed with the SEC information as of particular dates concerning its directors and officers, their remuneration, stock options and other matters, the principal holders of its securities and any material interest of those persons in transactions with MGM. That information is available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 or at the SEC’s public reference rooms located in New York City at 233 Broadway, New York, NY 10279, or in Chicago at 175 West Jackson Blvd., Suite 900, Chicago, IL 60604. You can obtain copies of that information by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with it. You can find those reports, proxy statements and other information on the SEC’s web site, http://www.sec.gov.

Except as otherwise stated herein, the information concerning MGM contained herein has been taken from or based on publicly available documents on file with the SEC and other publicly available information. Although we do not have any knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of that information or for any failure by MGM to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

SECTION 9.    INFORMATION CONCERNING THE PURCHASERS AND THEIR AFFILIATES

General.    Tracinda is a privately held Nevada corporation wholly owned by Mr. Kerkorian. Tracinda’s principal business is buying, selling and holding selected equity securities.

Mr. Kerkorian has been a director of MGM since October 1996 and has had a professional relationship with Metro-Goldwyn-Mayer Studios Inc., a subsidiary of MGM (“MGM Studios”), and its predecessors for over 25 years. Mr. Kerkorian has served as Chief Executive Officer, President and sole director and stockholder of Tracinda for more than the past five years. Mr. Kerkorian currently beneficially owns, through Tracinda and 250 Rodeo, Inc., a corporation wholly owned by Tracinda and Mr. Kerkorian, 163,949,644 shares (of which 144,190,996 shares are held by Tracinda and 19,758,648 are held by 250 Rodeo, Inc.) or approximately 67% of the outstanding shares.

In addition, Mr. Kerkorian serves on the board of directors of MGM MIRAGE, a Delaware corporation which is principally engaged in the lodging and gaming business. Mr. Kerkorian currently beneficially owns, through Tracinda, 81,196,432 shares of common stock of MGM MIRAGE or approximately 54% of such outstanding common stock.

In addition to his holdings in MGM and MGM MIRAGE, Mr. Kerkorian currently beneficially owns, through Tracinda, an equity investment in DaimlerChrysler AG, which with its subsidiaries is principally engaged in the manufacture and sale of automobiles and financial services.

Tracinda’s other executive officer is Anthony L. Mandekic, who serves as Secretary and Treasurer. Mr. Mandekic’s principal occupation or employment is, and has been for at least the past five years, serving as Secretary and Treasurer of Tracinda. Mr. Mandekic currently beneficially owns 3,000 shares or less than 1% of the outstanding shares.

Mr. Kerkorian and Mr. Mandekic are both United States citizens.

The principal office of Tracinda, Mr. Kerkorian and Mr. Mandekic is located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California, 90212, (310) 271-0638.

The number of shares beneficially owned by each of the Purchasers and Mr. Mandekic and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

SECTION 10.    SOURCE AND AMOUNT OF FUNDS

If we purchase 15,000,000 shares pursuant to the Offer at $16.00 per share, our aggregate cost will be $240,000,000, not including fees and expenses which are estimated to be approximately $500,000. Of the up to 15,000,000 shares sought in the Offer, Tracinda will be severally obligated to purchase one-third of such shares, and Mr. Kerkorian will be severally obligated to purchase the remaining two-thirds. We will each provide funds in the same proportion that the number of shares purchased by each of us bears to the aggregate number of shares purchased pursuant to the Offer. We reserve the right to reallocate between us the shares to be purchased pursuant to the Offer, although any reallocation will not affect each of our obligations to purchase the number of shares described above. See Introduction and Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.” The Offer is not conditioned on any financing arrangements.

Mr. Kerkorian will have sufficient cash on hand to purchase the 10,000,000 shares sought in the Offer. Tracinda will fund its purchase of the remaining 5,000,000 shares sought in the Offer from borrowings under a bank credit agreement, dated as of August 16, 2000, as amended (the “Credit Agreement”), among Tracinda, Bank of America, N.A., as Administrative Agent and Letter of Credit Issuing Lender, Bank of America Securities LLC, as Sole Lead Arranger and Book Manager, Bank of Scotland, Commerzbank AG, New York and Grand Cayman Branches, as Syndication Agent, The Bank of Nova Scotia, Comerica Bank and such other financial institutions from time to time party to the Credit Agreement.

As of August 21, 2003, sufficient funds are available under the revolving credit commitment under the Credit Agreement to finance Tracinda’s portion of the purchase price. All borrowings under the Credit Agreement mature on June 30, 2005.

Loans made pursuant to the Credit Agreement are, at the option of Tracinda, either “Base Rate Loans” or “LIBOR Loans.” Base Rate Loans bear interest at the higher rate of (a) 0.50% per annum above the latest Federal Funds Rate and (b) the rate of interest in effect for such day as publicly announced from time to time by the Bank of America in San Francisco, California, as its “prime rate.” LIBOR Loans bear interest at a rate equal to the LIBOR Rate plus 175.0 basis points per annum. Tracinda is required to pay a commitment fee computed at the rate of 30.0 basis points per annum on the actual daily unused portion of the facility, payable quarterly. All borrowings under the Credit Agreement are secured by certain pledged collateral, which includes all shares of common stock of MGM MIRAGE, DaimlerChrysler AG, and MGM currently owned by Tracinda and 250 Rodeo, Inc. In addition, all shares purchased by Tracinda under the Offer will be pledged pursuant to the terms of the Credit Agreement.

All substantive conditions to borrowing under the Credit Agreement have been satisfied. The Credit Agreement contains customary representations and warranties, covenants and events of default. All borrowings under the Credit Agreement will be in compliance with the margin requirements of Section 7 of the Exchange Act.

Tracinda has no present plans or arrangements as to the source of refinancing or repayment of any borrowings made under the Credit Agreement.

A copy of the Credit Agreement and the amendments thereto are filed as Exhibits (b)(1)(A) through (b)(1)(G) to the Schedule TO.

SECTION 11.    BACKGROUND AND PURPOSE OF THE OFFER; PLANS FOR MGM

As a controlling stockholder of MGM, we have historically demonstrated our confidence in, and commitment to, MGM’s future through our investments in MGM. Beginning in its earliest stages of growth, we have supported the Company in its endeavors to reach its previously stated goal of becoming an integrated entertainment company. We purchased close to four million shares concurrently with MGM’s initial public offering in November 1997. Since that offering, we have continued to acquire, from time to time, additional shares by executing open market and private transactions, exercising options and conversion rights, and supporting MGM’s efforts to raise equity financing, including our participation in its rights offerings in November 1998 and November 1999 and in financing certain acquisitions.

Pursuant to our exercise of one of the demand registration rights granted to us under the Shareholders Agreement (as defined in Section 13 of this Offer to Purchase), MGM filed on January 21, 2003 a registration statement on Form S-3 covering a sale by us of up to 28,750,000 shares in an underwritten public offering. We exercised this right because if we incurred a capital loss by January 31, 2003, we were eligible for a substantial federal income tax refund. In connection with this underwritten public offering, we sold 25,000,000 shares on January 30, 2003 for an approximate aggregate amount of $241,750,000 and an additional 3,750,000 shares on February 4, 2003 for an approximate aggregate amount of $36,262,500 pursuant to the exercise of an over allotment option we granted to the underwriter, enabling us to realize the aforementioned tax benefit.

In the ordinary course of our business, we from time to time review the performance of our investments and consider possible strategies for enhancing value. As part of our ongoing review of our investment in the shares, we explore, from time to time, the possibilities of acquiring or disposing of additional shares. Any determination with respect to the acquisition or disposition of additional shares depends upon a variety of factors, including, without limitation, current and anticipated future trading prices for the shares, the financial condition, results of operations and prospects of MGM, tax considerations and general economic, financial market and industry conditions.

In recent months, we have actively monitored the price of the shares and MGM’s participation in Vivendi Universal S.A.’s (“Vivendi”) sale process relating to its U.S. entertainment assets, Vivendi Universal Entertainment (“VUE”). On July 15, 2003, MGM submitted to Vivendi an offer of $11.5 billion in cash for VUE, subject to certain conditions. On July 22, 2003, MGM publicly stated that, if MGM did not acquire VUE, MGM would “share the wealth” with its stockholders. On July 29, 2003, MGM announced that it was withdrawing its $11.5 billion cash offer and withdrawing from the sale process for VUE. Immediately following MGM’s announcement of its withdrawal from the bidding for VUE, on July 29, 2003, we announced our intention to make the Offer.

We believe that recent trading prices of the shares do not reflect MGM’s full value and that the shares represent an attractive investment. This Offer demonstrates our continuing confidence and commitment to MGM’s future. In addition, the Offer provides an opportunity to existing stockholders of MGM to sell a portion of their shares at a premium over recent trading prices. The Offer price represents a premium of 26% over the closing price of the shares on July 28, 2003 (the last trading day before we announced our intention to make the Offer) and a premium of 12% over the closing sale price of the shares on August 20, 2003 (the last trading day prior to the commencement of the Offer).

To the extent MGM may implement a plan to “share the wealth” with its stockholders by paying a dividend or other distribution to MGM stockholders, holders of shares purchased by us pursuant to the Offer will not receive that dividend or other distribution, unless the record date for the dividend or other distribution is prior to the date the shares are purchased pursuant to the Offer. In that event, we have the right to make an adjustment to the Offer price or require any such dividend or other distribution to be remitted to us. See Section 16 of this Offer to Purchase, “Dividends and Distributions.” In addition, holders of shares purchased by us pursuant to the Offer will not participate in respect of their shares in any other transaction, such as a tender offer, that MGM may effect to “share the wealth” with its stockholders. Any decision by MGM to pay a dividend or other distribution or to effect any tender offer or other such transaction would be made by its Board of Directors, which includes Mr. Kerkorian, one of the Purchasers, and James D. Aljian, an employee of Tracinda.

In addition, MGM’s management has expressed its belief that MGM should consider either growing into or becoming part of a larger, vertically integrated organization, through business combinations or other strategic alternatives, in order to maximize the value of MGM’s assets. To that end, MGM has been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise. In the event that MGM should enter into a business combination or other strategic alternative subsequent to the consummation of the Offer, and such transaction results in a substantial increase in the value of the shares, then holders of shares purchased by us pursuant to this Offer will have lost the opportunity to realize the benefit of such a transaction with respect to such shares.

Similarly, other factors, such as implementation or adoption of new technologies, an increase in profitability or other favorable future developments at MGM, an increase in the stock trading prices of the entertainment market sector, or general market or economic conditions, could cause a substantial increase in the future price of the shares such that holders of shares purchased by us pursuant to the Offer will not participate in such share value increases with respect to such shares.

We beneficially own approximately 67% of the outstanding shares and have the power to elect the entire Board of Directors of MGM and to influence MGM’s affairs. The shares do not have cumulative voting rights and, as long as we continue to own greater than 50% of the outstanding shares, we will continue to have the ability to elect the entire Board of Directors of MGM and to determine the outcome of other matters submitted to MGM stockholders, such as the approval of significant transactions and otherwise to influence MGM’s affairs. The consummation of the Offer, which would increase our ownership of the outstanding shares up to approximately 73%, will not affect our ability to exercise voting control with respect to the election of directors of MGM or other matters submitted to MGM stockholders, or to otherwise influence MGM’s affairs.

SECTION 12.    CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (which relates to our obligation to pay for or return tendered shares promptly after the termination or withdrawal of the Offer), to pay for, and may postpone the acceptance for payment of and payment for, shares tendered, and we may amend the Offer or terminate the Offer and not accept for payment any tendered shares if at any time prior to the expiration of the Offer any of the following events shall occur:

(a)  there shall have occurred (i) any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our sole judgment, might adversely affect, the extension of credit by banks or other financial institutions, (iii) a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, (iv) the commencement of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States, (v) a significant decrease, in our sole judgment, in the market price for the shares or in the general level of market prices for equity securities in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our sole judgment, a material acceleration or worsening thereof;

(b)  any change (or condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’

equity, financial condition, operations, licenses, results of operations or prospects of MGM or any of its subsidiaries or affiliates that, in our sole judgment, does or may have a materially adverse effect on MGM or us or any of our or MGM’s subsidiaries or affiliates, or we shall have become aware of any fact that, in our sole judgment, does or may have a material adverse effect on the value of the shares;

(c)  legislation amending the Code has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our sole judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

(d)  there shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us of the shares, or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares, (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to the shares purchased by us on all matters properly presented to the MGM stockholders, (iv) might result, in our sole judgment, in a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by the Offer or the value of the shares to us, (v) otherwise could materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of MGM or any of its subsidiaries or affiliates, or (vi) otherwise directly or indirectly relates to the Offer or which otherwise, in our sole judgment, might adversely affect us, MGM or any of our or MGM’s subsidiaries or affiliates or the value of the shares;

(e)  any action shall have been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or MGM or any of our or MGM’s subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our sole judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us thereof, including the exercise of voting or other stockholder rights with respect to the shares purchased pursuant to the Offer or the receipt of any distributions or other benefits of ownership of the purchased shares to which owners of shares are entitled generally, or (iii) otherwise could materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or MGM or any of our or MGM’s subsidiaries or affiliates;

(f)  a tender or exchange offer for any shares of the capital stock of MGM shall have been made or publicly proposed to be made by another person, or it shall have been publicly disclosed or we shall have learned that (i) any person, entity or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, more than five percent of any class or series of capital stock of MGM (including the shares), or shall have been granted any option or right, conditional or otherwise, to acquire more than five percent of any class or series of capital stock of MGM (including the shares) other than acquisitions for bona fide arbitrage purposes and other than acquisitions by any person, entity or group which has publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto on file with the SEC on or prior to August 21, 2003), (ii) any such person, entity or group which has publicly disclosed such ownership prior to such date shall have acquired or proposed to acquire more than one percent of any class or series of capital stock of MGM (including the shares) or shall have been granted any option or right to acquire more than one percent of any class or series of capital stock of MGM (including the shares), (iii) any new group shall have been formed which beneficially owns more than five percent of any class or series of capital stock of MGM (including the shares), (iv) any such person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for any shares or other business combination with or involving MGM or (v) any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire MGM or assets or securities of MGM; or

(g)  any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our sole discretion;

which, in our sole judgment, in any such case, and regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

All the foregoing conditions are for our sole benefit and may be asserted by either of us regardless of the circumstances giving rise to such condition (including any action or inaction by MGM or us) or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 12 will be final and binding upon all parties.

SECTION 13.    ADDITIONAL INFORMATION

Shareholders Agreement.    Tracinda (together with 250 Rodeo, Inc., the “Tracinda Group”), MGM Studios, MGM and certain current and former executives of MGM (the “Executives” and together with the Tracinda Group, the “Selling Stockholders”) are subject to an Amended and Restated Shareholders Agreement, dated as of August 4, 1997, as further amended (the “Shareholders Agreement”), which provides for certain rights with respect to the shares, including registration rights and transfer restrictions.

Subject to certain exceptions and conditions, the Tracinda Group has the right to make up to three requests for registration (“Demand Registration”) under the Securities Act of 1933, as amended (the “Securities Act”), of all or part of the shares or certain other securities (the “Registrable Securities”) held by them. Any request for a Demand Registration must include Registrable Securities with an estimated value of no less than $50 million. Demand Registration requests may be for shelf registrations covering sales on a delayed or continuous basis. In addition, if MGM proposes to register any of its equity securities under the Securities Act (other than (a) a registration on Form S-4 or Form S-8 or (b) a registration in connection with a pro rata distribution of rights to subscribe for shares), whether or not for sale for its own account, then, subject to certain exceptions and conditions, each member of the Tracinda Group is entitled to request that the Registrable Securities of the same class beneficially owned by such party be included in such registration (a “Piggyback Registration”). We used one of our Demand Registrations in connection with the secondary offering of shares described in Section 11 of this Offer to Purchase, “Background and Purpose of the Offer; Plans for MGM.” Under the terms of the Shareholders Agreement, MGM paid certain expenses of that offering, including the registration fees and the fees of our legal counsel, accountants and financial printers.

The Tracinda Group is subject to certain “tag-along” restrictions with respect to certain transfers of its shares. Subject to certain exceptions, if any member of the Tracinda Group desires to transfer shares beneficially owned by it, directly or indirectly, in whole or in part (a “Tag-Along Sale”), then each Executive shall have the right, but not the obligation, (i) to exercise certain options held by such Executive pursuant to MGM’s Amended and Restated Stock Incentive Plan to the extent required to realize the “tag-along” rights of such Executive and

(ii) to elect that such member of the Tracinda Group be obligated to require, as a condition to such Tag-Along Sale, that the proposed purchaser purchase from each such electing Executive a proportional number of shares.

MGM is required to pay all of the expenses of any Demand or Piggyback Registration, including the fees and expenses of a single counsel retained by the Selling Stockholders; however, each Selling Stockholder, including the Tracinda Group, will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder.

The Tracinda Group and each of the Executives, under certain circumstances, if requested by MGM or any managing underwriters of a registration of securities of MGM, will not effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of equity securities of MGM, or any securities convertible into or exchangeable or exercisable for equity securities, for a period not to exceed the period commencing with the date seven days prior to and ending with the date 180 days after the effective date of any underwritten registration by MGM of the securities (except as part of such underwritten registration). MGM and the other Selling Stockholders have agreed to similar restrictions.

Each Selling Stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from MGM against certain liabilities, including liabilities under the Securities Act.

Other Transactions with Tracinda and Affiliates.    The following description of certain transactions with Tracinda and its affiliates is derived from the Proxy Statement of MGM dated April 9, 2003.

“Pursuant to an open-ended license granted by a predecessor of the Company in 1980 and amended in 1998 (the “License”), MGM MIRAGE (formerly known as MGM Grand, Inc.), on whose board Mr. Kerkorian serves as a director, has the right to use certain trademarks that include the letters “MGM,” as well as logos and names consisting of or related to stylized depictions of a lion, in its resort hotel and/or gaming businesses and other businesses that are not related to filmed entertainment. The License was originally granted to a predecessor of MGM MIRAGE as part of a tax-free reorganization pursuant to which the filmed entertainment business was spun off from the hotel/gaming business. In connection therewith, all of the MGM names and logos were transferred to the Company’s predecessor and the License was granted back to MGM MIRAGE’s predecessor on an exclusive royalty-free basis. In June 2000, in consideration of the payment to the Company of an annual royalty of $1,000,000, such License was further amended to permit MGM MIRAGE to use the trademark MGM combined with the trademark MIRAGE in the same manner and to the same extent that it was permitted theretofore to use the trademark MGM Grand. Tracinda owns a majority of the outstanding common stock of MGM MIRAGE. MGM MIRAGE paid the Company $1,000,000 in each of the three years ended December 31, 2002, 2001 and 2000. Subsequent annual payments are due on each anniversary date thereafter. Additionally, the Company and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the Company’s motion pictures and the affiliates’ hotels are promoted together; however, the Company believes that the amounts involved are not material.

“The Company and MGM Grand Hotel, [LLC] (“Grand Hotel”), a subsidiary of MGM MIRAGE, have an ongoing relationship whereby Grand Hotel can utilize key art, still photographs of artwork and one-minute film clips from certain of the Company’s motion picture releases on an as-needed basis. In addition, the Company makes several seats at certain premieres and screenings of the Company’s theatrical motion picture releases available to Grand Hotel. The Company did not receive any monetary compensation for the use of these assets.

“The Company periodically sells to Grand Hotel and certain of its affiliates, on a wholesale basis, videocassettes and other merchandise such as baseball caps, clothing, keychains and watches bearing the

Company’s trademarks and logos for resale to consumers in retail shops located within Grand Hotel’s properties. In December 2000, pursuant to a Merchandise License Agreement, the Company granted a subsidiary of MGM MIRAGE the right to use certain of the Company’s trademarks and logos in connection with the retail sale of merchandise at MGM MIRAGE’s properties. The Company receives royalties based on retail sales of the licensed merchandise. The agreement has a term of five years, subject to the MGM MIRAGE’s right to extend the term for one additional five-year period and its option to terminate the agreement at any time upon 60 days’ notice. The licensing and royalty revenues received to date by the Company under this arrangement have not been material. In July 2001, the Company entered into an agreement with Grand Hotel for the licensing of the MGM logo on slot machines for one year, with two one-year options to renew which the Grand Hotel has elected not to renew. The Company recognized licensing revenue of $200,000 during the year ended December 31, 2001 with respect to this agreement.

“From time to time, the Company charters airplanes from MGM MIRAGE and Tracinda for use in the Company’s business. The Company believes that the terms of the charter arrangements are no less favorable to the Company than those that could be obtained from unrelated third parties. During the three years ended December 31, 2002, 2001 and 2000, the aggregate of the payments made to MGM MIRAGE and/or Tracinda for such charters were approximately $79,000, $271,000 and $98,000, respectively.

“From time to time, the Company reserves hotel rooms from MGM MIRAGE for special events. For the year ended December 31, 2002, the aggregate amount paid by the Company for such rooms was approximately $465,000.

“The Company and MGM MIRAGE have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.”

SECTION 14.    LEGAL MATTERS

Except as described in this Section 14, based on a review of publicly available filings MGM has made with the SEC and other publicly available information concerning MGM, we are not aware of any license or regulatory permit that appears to be material to the business of MGM that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of shares by us as contemplated by the Offer. Should any approval or other action be required or desirable, we currently contemplate that we will seek or request MGM to seek that approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions. Should any such approval or other action not be obtained or be obtainable only subject to substantial conditions, we could decline to accept for payment or pay for any shares tendered. See Section 12 of this Offer to Purchase, “Conditions to the Offer.”

SECTION 15.    FEES AND EXPENSES

We have retained D.F. King & Co., Inc. to act as the information agent and Mellon Investor Services LLC to serve as the depositary in connection with the Offer. The information agent and the depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against various liabilities and expenses in connection therewith, including various liabilities and expenses under the federal securities laws. The information agent may contact MGM stockholders by mail, facsimile or personal interviews and may request banks, brokers, dealers, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners of the shares.

We will not pay any fees or commissions to any broker or dealer or other person, other than the depositary and the information agent, in connection with the solicitation of tenders of shares under the Offer. We will reimburse banks, brokers, dealers, trust companies and other nominees on their request for customary mailing and handling expenses they incur in forwarding material to their customers.

SECTION 16.    DIVIDENDS AND DISTRIBUTIONS

If, on or after July 29, 2003 (the date of the initial announcement of our intention to make the Offer), MGM should (a) split, combine or otherwise change the shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding shares or other securities or (c) issue or sell additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 12 of this Offer to Purchase, “Conditions to the Offer,” we, in our sole discretion, may make such adjustments as we deem appropriate in the Offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

According to MGM’s periodic reports filed with the SEC under the Exchange Act, MGM has never paid any dividends on the shares. Notwithstanding the foregoing, if, on or after July 29, 2003, MGM should declare or pay any cash dividend or other distribution on the shares, or issue, with respect to the shares, any additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the shares purchased pursuant to the Offer to us or our nominees or transferees on the Company’s stock transfer records, then, subject to the provisions of Section 12 of this Offer to Purchase, “Conditions to the Offer,” (i) the Offer price will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer price for the shares or deduct therefrom the amount or value thereof, as we determine in our sole discretion.

SECTION 17.    MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, that information or representation must not be relied on as having been authorized.

We have filed with the SEC a Schedule TO under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file amendments thereto. That schedule and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 of this Offer to Purchase, “Information Concerning MGM,” except that this material will not be available at the regional offices of the SEC.

TRACINDA CORPORATION

KIRK KERKORIAN

August 21, 2003

Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of MGM or his or her bank, broker, dealer, trust company or other nominee to the depositary as follows:

The Depositary for the Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:	By Overnight Delivery:	By Hand:

Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	Reorganization Department 85 Challenger Road Mail Drop-Reorg Ridgefield Park, NJ 07660	Reorganization Department 120 Broadway 13th Floor New York, NY 10271

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to the information agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Please Call Toll Free: (800) 714-3313